================================================================================

                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549


                            -------------------------

                                    FORM 11-K


                 [ x ] ANNUAL REPORT PURSUANT TO SECTION 15 (d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the Fiscal Year Ended December 31, 2002
                                       OR
                 [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                                 TXU THRIFT PLAN



                           Commission File No. 1-12833


                           ------------------------------


                                    TXU Corp.



              Energy Plaza, 1601 Bryan Street, Dallas, Texas 75201

          (Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)





================================================================================



                                                TABLE OF CONTENTS


                                                                                                          PAGE
                                                                                                          ----
FINANCIAL STATEMENTS

    The following statements are furnished for the Plan:

         Statements of Net Assets Available for Benefits,
             December 31, 2002 and 2001..............................................................        1

         Statements of Changes in Net Assets Available for Benefits,
             Years Ended December 31, 2002 and 2001..................................................        2

         Notes to Financial Statements...............................................................        3

         Supplemental Schedules:

             Form 5500, Schedule H, Part IV, Line 4i
               Schedule of Assets (Held at End of Year),
                 December 31, 2002...................................................................       11

             Form 5500, Schedule H, Part IV, Line 4j
               Schedule of Reportable Transactions
                 For the Year Ended December 31, 2002................................................       14

INDEPENDENT AUDITORS' REPORT                                                                                15

SIGNATURE............................................................................................       16


EXHIBITS

      The following exhibits are filed herewith:

         Exhibit 23(a) Independent Auditors' Consent
         Exhibit 99(a) Section 906 Certificate *
         Exhibit 99(b) Section 906 Certificate *


* Pursuant to Item 601 (b) (32) (ii) of Regulation S-K, this certificate is not being "filed" for purposes of Section 18 of the Securities Exchange Act of 1934.

                                 TXU THRIFT PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS


                                                                                        December 31,
                                                                                ---------------------------
                                                                                 2002                  2001
                                                                                 ----                  ----
ASSETS
     Investments - at fair value.......................................       $681,053,407       $1,067,353,326
     Pending sales of securities.......................................            303,143                   --
     Cash..............................................................            781,774              471,317
     Contributions receivable from Employer-corporations...............         10,101,226            3,895,944
     Dividends receivable..............................................          2,046,247           12,233,327
     Interest receivable...............................................            345,921                1,263
     Investment in participant loans receivable........................         35,191,583           32,282,799
                                                                              ------------       --------------
         Total assets..................................................        729,823,301        1,116,237,976
                                                                              ------------       --------------

LIABILITIES
     Note payable......................................................        240,504,000          244,413,000
     Accrued interest payable..........................................          5,133,540            5,533,926
     Pending purchases of securities...................................          1,096,291                   --
                                                                              ------------       --------------
         Total liabilities.............................................        246,733,831          249,946,926
                                                                              ------------       --------------

NET ASSETS AVAILABLE FOR BENEFITS......................................       $483,089,470       $  866,291,050
                                                                              ============       ==============





See Notes to Financial Statements.

                                 TXU THRIFT PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS



                                                                                    Years Ended December 31,
                                                                                    ------------------------
                                                                                    2002               2001
                                                                                    ----               ----
Additions (deductions):
     Net investment income:
       Dividends............................................................     $ 30,499,624      $ 36,302,218
       Interest.............................................................        7,491,328         6,807,156
                                                                                 ------------      ------------
            Net investment income...........................................       37,990,952        43,109,374

     Change in net appreciation (depreciation) in fair value of investments.     (438,586,046)       (6,160,642)
     Transfer from TXU EN$AVE Plan..........................................               --        69,841,791
                                                                                 ------------      ------------

     Contributions:
       Participating employees' savings.....................................       56,461,630        48,398,765
       Employer-corporations................................................       39,724,962        19,900,301
                                                                                 ------------      ------------
            Total contributions.............................................       96,186,592        68,299,066

            Total additions (deductions)....................................     (304,408,502)      175,089,589
                                                                                 ------------      ------------

Distributions and expenses:
     Distributions to withdrawing participants..............................       55,298,058        31,953,257
     Interest expense and other fees........................................       23,495,020        24,498,686
                                                                                 ------------      ------------

            Total distributions and expenses................................       78,793,078        56,451,943
                                                                                 ------------      ------------

                Net additions (deductions)..................................     (383,201,580)      118,637,646
                                                                                 ------------      ------------

NET ASSETS AVAILABLE FOR BENEFITS
     Beginning of year......................................................      866,291,050       747,653,404
                                                                                 ------------      ------------
     End of year............................................................     $483,089,470      $866,291,050
                                                                                 ============      ============


See Notes to Financial Statements.

                                 TXU THRIFT PLAN

                          NOTES TO FINANCIAL STATEMENTS


1. DESCRIPTION OF THE PLAN

       The following description is provided for general information purposes only. Reference should be made to the Plan document for more complete information.

       General - The TXU Thrift Plan (Plan) is a defined contribution plan established in 1968 by TXU Corp. and its participating subsidiaries (Employer-corporations). The TXU Thrift Plan Committee manages the operation and administration of the Plan. Mellon Bank, N.A. serves as trustee (Trustee) and is custodian of the assets of the Plan. Mellon HR Solutions (formerly called Dreyfus Retirement Services), a subsidiary of the Trustee, serves as record-keeper for the Plan. In 1990, the Plan was amended to establish a leveraged employee stock ownership provision (see Note 4). The Plan was later amended to establish a pretax deferral feature in accordance with Section 401(k) of the Internal Revenue Code of 1986, as amended (Code). Effective December 31, 2001, the TXU EN$AVE Plan was merged into the Plan. Effective January 1, 2002, the Plan was amended to incorporate certain discretionary amendments to the Plan, including an increase in the Employer matching contribution, increased flexibility for participants in effecting Plan withdrawals and diversification, and the designation of all Plan assets invested in the Common Stock of the Company as an employee stock ownership plan in addition to the leveraged stock ownership component of the Plan; and to reflect the relevant provisions (not currently included in the Plan) of The General Agreement on Tariffs and Trade portion of The Uruguay Round Agreements Act, The Uniformed Services Employment and Reemployment Rights Act of 1994, The Small Business Job Protection Act of 1996, The Taxpayer Relief Act of 1997, the Internal Revenue Service Restructuring and Reform Act of 1998, and The Community Renewal Tax Relief Act of 2000; and to incorporate certain provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

       The plan is intended to be a participant-directed "individual account plan" under ERISA Section 404(c). As such, the fiduciaries of the Plan are not liable for any losses that are the direct and necessary result of participant investment decisions. Participation in the Plan by employees of the Employer-corporations who meet certain eligibility requirements is entirely voluntary.

       The Plan includes nine participant-directed investment options, or funds:

       o Common Stock of TXU Corp. (Common Stock of the Company) - invests exclusively in Common Stock of TXU Corp. (Company);
       o Interest Income Fund - invests in contracts with insurance companies and other financial institutions;
       o Bond Index Fund - purchases units in the Vanguard Total Bond Market Index Fund, Institutional shares, which focuses on intermediate-term bonds;
       o Balanced Fund - purchases units in the Dreyfus Premier Balanced Fund,
         R Class, which consists primarily of investments in equity securities, fixed income securities and money market obligations;
       o Equity Income Fund - purchases units in the Fidelity Equity-Income Fund, which consists primarily of income-producing equity securities;
       o Equity Index Fund - purchases units in the Vanguard Institutional
         Index Fund, which consists primarily of common stocks included in the Standard & Poor's 500 Index;
       o Equity Growth Fund - purchases units in the American Express AXP New Dimensions Fund, Y Class, which invests primarily in common stocks of companies showing potential for significant growth, and also invests in foreign securities;
       o Equity International Fund - purchases units in the American AAdvantage International Equity Fund, Institutional Class, which invests primarily in equity securities of foreign issuers; and
       o Equity Small Company Fund - purchases units in the MSIF Trust U.S. Small Cap Core Portfolio, which invests primarily in equity securities issued by companies with market capitalization within the range of securities in the Frank Russell 2000 Index.

       Effective July 1, 2003, the following changes were implemented with respect to the investment options available under the Plan:

        o Seven new participant-directed investment options were introduced:

          -  Active Bond Fund - purchases units in the PIMCO Total Return Fund
          - Mid Cap Value Equity Fund - purchases units in the Hotchkis & Wiley Mid Cap Value Fund, I Class
          -  Mid & Small Cap Equity - purchases units in the Vanguard
             Extended Market Index Fund, Admiral Shares
          -  Mid Cap Growth Equity Fund - purchases units in the Artisan Mid
             Cap Fund
          - Small Cap Growth Equity Fund - purchases units in the Vanguard Explorer Fund, Admiral Shares
          - International Equity Index Fund - purchases units in the Fidelity Spartan International Index Fund
          - International Growth Equity Fund - purchases units in the Fidelity International Growth and Income Fund

        o The Balanced Fund exchanged units in the Dreyfus Premier Balance Fund, R Class, for units in the Dodge and Cox Balanced Fund which invests in the same type of securities.

        o The Equity Small Company Fund became the Small Cap Value Equity Fund and exchanged units in the MSIF Trust Small Cap Core Portfolio for units in the American Advantage Small Cap Value Fund, Institutional Class.

        o The manager of the Interest Income Fund, Certus Asset Advisors, adopted a new name, Standish Mellon Asset Management.

       Eligibility, Participation and Employee Savings - Effective January 1, 2002, all employees of a participating Employer-corporation are eligible to participate in the Plan upon employment except nonresident alien employees who receive no earned United States sourced income, leased employees, or any individuals who are treated by or characterized in the internal records of an Employer-corporation as independent contractors, loaned employees, staff augmentation personnel, scope of work contractors, or seconded employees, or those who perform services for an Employer-corporation under a special contract for services arrangement, regardless of any determination by the Internal Revenue Service (IRS), other governmental agency, or a court or other tribunal, that any such individual is, or was, a common law employee of an Employer-corporation for any other purpose or for any period of time.

       Under the Plan, except as limited by law, a participating employee may invest a specified percentage of salary or wages each payroll period, either through pre-tax salary deferral or after-tax payroll deduction. The first 6% of regular salary or wages that a participant saves is known as Basic Employee Savings. Savings above 6% are known as Supplemental Employee Savings. The total of Basic and Supplemental Employee Savings is known as Employee Savings. Through December 31, 2001, participants electing the maximum Basic Employee Savings (6%) could contribute Supplemental Employee Savings of an additional 1% to 10%. On January 1, 2002, the Supplemental Employee Savings limit was increased to 14% for those employees who earned less than the threshold compensation limit used by the IRS to determine highly compensated employees. On June 1, 2002, the limit to Employee Savings for participants earning less than the IRS highly compensated employee threshold was again increased, to the maximum amount permitted by federal law, i.e., the lesser of $40,000 or 100% of eligible compensation.

       Federal law limits the amount a participant may save on a pre-tax basis ($11,000 in 2002). However, effective January 1, 2002, a participant who is eligible to make pre-tax salary deferrals and will have attained age 50 before the close of the Plan year may make an additional pre-tax catch-up contribution of up to $1,000. This catch-up limit, for participants who will reach age 50 during the Plan year, will increase by $1,000 per year through 2006. The Plan year begins January 1 and ends December 31.

       Subject to certain conditions, a participant may transfer or rollover to the Plan cash amounts distributed or distributable from an individual retirement account (IRA) or an eligible retirement plan. Only taxable contributions may be transferred or rolled over from an IRA, while taxable and nontaxable contributions may be transferred or rolled over from an eligible retirement plan.

      Employer Matching Contributions - Through December 31, 2001, matching contributions to participant accounts by the Employer-corporations were made based on a percentage of the participants' Basic Employee Savings and years of service as follows:

          Less than 10 years.........................................   40%
          10 years but less than 25 years............................   50%
          25 years or more...........................................   60%

      Effective January 1, 2002, employer matching contributions are made in an amount equal to 100% of Basic Employee Savings for those participants who are covered under the cash balance formula of the TXU Retirement Plan, 75% of Basic Employee Savings for employees who are covered under the traditional defined benefit formula of the TXU Retirement Plan, and 40%, 50% or 60% for employees covered under certain collective bargaining agreements. No employer contributions are made with respect to Supplemental Employee Savings. As of May 12, 2003, all employees covered under collective bargaining agreements receiving the 40%, 50% or 60% employer match had become eligible to receive either the 75% or 100% employer match under the Plan, depending on the TXU Retirement Plan formula in which they were participating.

      Investment of Funds - All employer matching contributions are invested in Common Stock of the Company and are subject to certain withdrawal and diversification rights. Dividends paid on Common Stock of the Company allocated to a participant's account are reinvested in Common Stock of the Company unless the participant elects to receive the dividend in cash. Each participant may invest, in 1% increments, in the various investment options with respect to the investment of Employee Savings.

      All assets of the Plan are held by the Trustee for the exclusive benefit of participants and their beneficiaries. Separate account records for each participant are maintained by the Trustee. The Trustee provides a summary of financial performance by investment fund directly to Plan participants.

      A participant may diversify investments of Employee Savings among the available investment funds under the Plan at any time by liquidating the investments attributable to such Employee Savings and reinvesting such amounts in other investment options as may be permitted under the Plan.

      A participant who has completed at least ten years of Plan participation and attained age 55 may annually instruct the Trustee to diversify up to 25% of the such participant's employer matching contributions account (reduced by amounts previously so diversified). At age 60 and thereafter, a participant may annually diversify up to 50% of such employer matching contributions account (reduced by amounts previously so diversified). Additionally, effective January 1, 2002, participants may, at any time, make a total withdrawal of their employer matching contributions account; however, participants cannot make a partial withdrawal of their employer matching contributions account.

      Unit Values - Participants do not have beneficial ownership in specific securities or other assets in the various investment funds other than Common Stock of the Company, but have an interest therein represented by units valued as of the close of each business day. Generally, contributions to and withdrawal payments from each fund are converted to units by dividing the amounts of such transactions by the unit value as last determined, and the appropriate account is charged or credited with the number of units properly attributable to the participant.

      Voting of Common Stock - Participants who hold Common Stock of the Company in their account may give the Trustee confidential written instructions with respect to the voting of those shares at any shareholders meeting. The unallocated Common Stock of the Company held pursuant to the leveraged employee stock ownership component of the Plan may be voted by the Trustee at its discretion unless otherwise directed pursuant to a voting procedure agreement.

       Withdrawal from the Plan - Withdrawals from the Plan are governed by applicable IRS regulations and provisions of ERISA. Penalties may apply in certain instances.

       Participants are fully vested in all amounts in their accounts (i.e., pre-tax contributions, after-tax contributions, employer matching contributions, rollover contributions and all earnings and dividends thereon).

       A participant who terminates employment and has an account balance greater than $5,000 may retain the funds in the Plan or withdraw them at any time; however, the participant must begin withdrawals no later than April 1st following the later of the calendar year in which the participant attains age 70 1/2 or the calendar year in which the participant retires. Participants who terminate with balances equal to or less than $5,000 are required to receive a distribution after termination. To avoid taxation, a withdrawal made upon termination may be rolled into an IRA or a qualified retirement plan sponsored by another employer, provided that the other qualified retirement plan accepts rollovers.

       Participants may make partial or total withdrawals from their rollover and after-tax contribution accounts at any time and for any reason. Participants may make withdrawals from pre-tax contribution accounts upon termination of employment or attainment of age 59 1/2. Additionally, participants who meet certain qualifications defined by the IRS may make hardship withdrawals. Participants who received a hardship withdrawal prior to June 1, 2002 may not contribute to the Plan for a period of 12 months following the withdrawal. For hardship withdrawals on or after June 1, 2002, this 12-month suspension was reduced to six months.

       Participants making withdrawals may choose from the following optional forms of payment: (a) shares of Common Stock of the Company and/or publicly traded fund units (to the extent permitted by the fund) credited to a participant's account; (b) single lump sum cash payment; or (c) a combination of
(a) and (b).

       In the event of a total withdrawal made after January 1, 1976 by a participant who was not 100% vested under provisions of the Plan prior to January 1, 1998, the participant may repay to the Plan the amount of such distribution at any time prior to the close of the Plan Year in which the participant has completed five consecutive Break-in-Service years and any amounts previously forfeited will be restored to the participant's account.

       Unclaimed Terminated Participants' Accounts - As a result of the merger of the TXU EN$AVE Plan into the Plan effective December 31, 2001, the Plan has a segregated account of amounts payable to terminated participants of the former ENSERCH Corporation (ENSERCH) Tax Reduction Act Stock Ownership Plan ("TRASOP") whom the Plan administrators have been unable to locate for more than one year from the date of termination. Included in net assets available for benefits as of December 31, 2002 and 2001 was $663,120 and $945,078, respectively, of TRASOP unclaimed terminated participants' benefits. As of December 31, 2002 and 2001, $410,049 and $386,771, respectively, was invested in the Mellon Bank Cash Management Fund, representing unclaimed dividends payable to terminated participants of the TRASOP. The Plan remains contingently liable to terminated participants for unclaimed cash and shares.

       Federal Income Taxes - The Company has been advised by the IRS that the Plan meets the requirements of Section 401(a) of the Code, as to form; that the Trust is exempt from federal income taxes under Section 501(a) of the Code; and that employer contributions paid to the Trust under the Plan are allowable federal income tax deductions to the Employer-corporations subject to the conditions and limitations of Section 404 of the Code. The Plan received its last favorable determination letter on November 29, 2002.

         Based on the Code and regulations issued pursuant thereto:

         (a) Employer contributions under the Plan, and dividends, interest and other income from Trust assets are not taxable to the participant when received by the Trustee and credited to the participant's account.

         (b) After-tax Employee Savings are not deductible on the participant's federal income tax return.

         (c) Pre-tax Employee Savings reduce a participant's gross compensation as reported on Form W-2 and are not taxable to the participant when received by the Trustee and credited to the participant's account.

         (d) Withdrawals of after-tax employee savings which were contributed to the Plan prior to January 1, 1987 represent a return of employee savings and are not taxable to the participant when withdrawn. Withdrawals of after-tax employee savings contributed to the Plan after December 31, 1986 are considered to include, for income tax purposes, an amount of taxable income.

         (e) A total withdrawal generally results in taxable income to the participant equal to the gross distribution, less after-tax Employee Savings. However, if the total withdrawal meets the lump sum distribution requirements of the Code: (i) any net unrealized appreciation in the value of Common Stock of the Company distributed by the Plan may be tax deferred; (ii) any additional appreciation in the value of Common Stock from the time of distribution to the time of stock sale or disposition will be treated as short-term or long-term capital gain depending on the period the participant holds such stock; and (iii) the taxable amount may be eligible for the special forward averaging provisions of the Code.

         (f) The taxable amount of a total or partial withdrawal may generally be rolled over to an IRA or other eligible retirement plan and payment of taxes may thereby be deferred. Taxable amounts not rolled over may be subject to automatic income tax withholding of 20%. Effective January 1, 2002, nontaxable amounts also became eligible for rollover. Hardship withdrawals are not eligible for rollover.

       Participants are encouraged to consult their individual tax and financial advisors and to determine in advance the effect on their federal income tax liability of receiving distributions from the Plan.

       Amendment, Modification, Suspension and Termination - It is the intention of the Company to continue the Plan indefinitely; however, the Company, by action of its Board of Directors, may amend, modify or suspend the Plan at any time, or from time to time, and may terminate the Plan at any time; and any Employer-corporation may withdraw from participation in the Plan at any time upon prior notice.

       In the event of termination of the Plan in whole or in part or termination of participation of any Employer-corporation, each participant in the Plan affected by such termination shall receive a distribution of the entire balance in the participant's account, whether derived from Employee Savings, rollovers or employer contributions.

2. TRANSFER FROM TXU EN$AVE PLAN

       Effective December 31, 2001 the TXU EN$AVE Plan was merged into the Plan. The following net assets were transferred into the Plan from the TXU EN$AVE
Plan:

       Cash....................................................  $    382,830
       Investments-- at fair value.............................    67,834,125
       Contributions receivable from Employer-corporations.....         9,126
       Dividends and interest receivable.......................       307,798
       Investment in participant loans receivable..............     1,307,912
                                                                 ------------
           Net assets available for benefits...................  $ 69,841,791
                                                                 ============

       Included in the investments transferred at December 31, 2001, were 339,322 shares of common stock of Enserch Exploration, Inc. (EEX), with a fair value of $624,352. EEX is a former oil and gas exploration and production subsidiary of ENSERCH that was spun off immediately prior to the merger of ENSERCH with TXU Corp. in 1997. Participants may not make any additional investments in EEX Common Stock.

       On November 26, 2002, the shareholders of EEX approved the merger of EEX with and into Newfield Exploration Company ("Newfield"). As a result of the merger, substantially all shares of EEX common stock in Thrift Plan participants' accounts were converted to shares of Newfield common stock on November 26, 2002. As with the EEX common stock, participants may not make any additional investments in Newfield common stock but may diversify their investments in that stock into any of the other funds available for investment under the Plan. Additionally, on or about December 15, 2003, any Newfield common stock holdings in participants' accounts will be automatically liquidated and reinvested in the Interest Income Fund. Investments in the Interest Income Fund may be diversified at any time among the other funds available under the Plan.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       Basis of Accounting - The financial statements of the Plan are prepared under the accrual method of accounting.

       Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

       Valuation of Investment Securities - Participant investments in all funds except for the Interest Income Fund are accounted for as units and stated at fair value based upon closing sales prices on recognized securities exchanges on the last business day of the fiscal year. The Interest Income Fund's insurance contracts and the financial institution investment contracts are stated at contract value. Contract value represents contributions made by participants, plus interest at the contract rates, less withdrawals or transfers by participants. Fair value is estimated using discounted cash flows. Following is additional information reported in the aggregate for the Interest Income Fund:

      Contract value of assets as of December 31, 2002:             $76,106,870
      Fair value of assets as of December 31, 2002:                 $81,730,032
      Average yield of assets on December 31, 2002:                       5.49%
      Return on assets for 12 months ending December 31, 2002:            5.78%

       The average yield of assets on December 31, 2001 was 5.92%. The return on assets for 12 months ending December 31, 2001 was 6.15%.

       Expenses - All costs and expenses of the Plan and its administration, except expenses incurred in the generation and administration of participant loans and in the acquisition or disposition of investments, are paid by the Employer-corporations.

       Reclassification - Certain previously reported amounts have been reclassified to conform to current presentations.

4. LEVERAGED EMPLOYEE STOCK OWNERSHIP PROVISION

       In 1990, the Trustee, on behalf of the Plan, borrowed $250,000,000 from an outside lender in the form of a note payable and purchased 7,142,857 shares of Common Stock of the Company in connection with the leveraged employee stock ownership provision (LESOP) of the Plan. The note was purchased from the lender by the Company later in 1990. The note payable requires repayment of principal over 17 years beginning in 1998. At December 31, 2002 and 2001, the note payable bore interest at a fixed rate of 9.81% following its conversion in January 1992 from a variable rate to a fixed rate. The note payable is collateralized by 4,138,558 unallocated shares of Common Stock of the Company held by the Trustee at December 31, 2002.

       The LESOP shares are held by the Trustee until released for allocation to participants' accounts. The shares are released proportionally based on current debt service payments, including interest, to the total for all debt service payments. Debt service payments are made by the Plan from dividends received on the unallocated shares and, if necessary, contributions from Employer-corporations. The market value of shares released reduces the cash requirements of the Employer-corporations for their funding obligation under the Plan. During the 2002 and 2001 Plan years, 261,871 and 254,196 LESOP shares, respectively, were released for allocation to participant accounts.


5.  INVESTMENTS

       Investments representing 5% or more of the Plan's net assets are as follows:
                                                                                      December 31,
                                                                                 ----------------------
                                                                                  2002            2001
                                                                                  ----            ----
       TXU Corp. common stock (2002-- 16,521,752 shares;
         2001-- 13,214,032 shares)*....................................       $308,626,327   $  623,041,609
       Equity growth fund..............................................         85,966,163      125,433,714
       Guaranteed contracts............................................         45,139,784       48,648,855
       Equity income fund..............................................         69,295,540       88,198,740
       Equity index fund...............................................         61,107,643       82,263,303
       Bond index fund.................................................         32,836,565       24,977,830

       *Nonparticipant-directed

       During 2002 and 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

                                                                                  2002            2001
                                                                                  ----            ----

       Common stock of TXU.............................................    $ (361,880,588)    $  35,876,887
       Mutual funds....................................................       (77,053,707)      (42,037,624)
       Other...........................................................           348,249                95
                                                                           --------------     -------------
                                                                           $ (438,586,046)    $  (6,160,642)
                                                                           ==============     =============

6. NONPARTICIPANT-DIRECTED INVESTMENTS

     All employer matching contributions are invested in Common Stock of the Company and considered to be nonparticipant-directed investments. Changes in net assets relating to nonparticipant-directed investments are as follows:

                                                                                      December 31,
                                                                               ------------------------
                                                                                2002              2001
                                                                                ----              ----

        Investments -- TXU Corp. common stock.................             $  308,626,327    $  623,041,609
        Note payable..........................................               (240,504,000)     (244,413,000)
        Other ................................................                  6,348,622         8,164,897
                                                                           --------------    --------------
           Net assets available for benefits..................             $   74,470,949    $  386,793,506
                                                                           ==============    ==============

                                                                                2002              2001
                                                                                ----              ----
         Changes in net assets
           Additions (deductions):
               Dividends and interest.........................              $  25,340,789    $   30,727,343
               Contributions..................................                 51,891,127        28,804,630
               Net appreciation (depreciation) in fair value..               (361,880,588)       35,876,885
               Transfers for reinvestments -- net.............                 36,787,611       (14,699,865)
               Other transfers................................                 (9,150,587)       24,853,619
                                                                            -------------    --------------
                   Total additions (deductions)...............               (257,011,648)      105,562,612
           Distributions and expenses:
               Distributions to participants..................                 31,230,154        17,398,071
               Interest expense and other fees................                 24,080,755        24,428,871
                                                                            -------------    --------------
                   Total distributions and expenses...........                 55,310,909        41,826,942
                                                                            -------------    --------------
         Net increase in net assets...........................              $(312,322,557)   $   63,735,670
                                                                            =============    ==============

7. PARTICIPANT LOANS RECEIVABLE

       The Plan includes a loan feature allowing participants to borrow up to 50% of their pre-tax employee savings, employer matching contributions and rollover contributions and repay the loan with after-tax payroll deductions. A participant may not have more than two outstanding loans at one time. The minimum amount of a Plan loan is $1,000 and the maximum is $50,000 less the highest outstanding loan balance in the preceding 12-months. Participants may repay the loan back into their account(s) over a period of one to five years for a general purpose loan, and the shorter of 15 years or their remaining mortgage term for a primary home loan. The rate of interest charged is the prime lending rate published in the Wall Street Journal on the first business day of the month plus 2.0%. During 2002 the interest rate was between 6.25% and 6.75%.

8. OTHER ITEMS

       During 1998, the IRS notified the Company that certain benefit plans, including this Plan, would be under examination. The Plan years subject to examination are the Plan years ending with or within the tax years ending December 31, 1994, 1995, and 1996. Issues the IRS raised in its examination, none of which apply to this Plan, have been communicated to the Company. The Company and the IRS are currently in the process of finalizing a formal closing of the audit.

9. COMMITMENTS AND CONTINGENCIES

       Three separate lawsuits were filed on November 26, 2002, February 28, 2003, and March 18, 2003, respectively, in the United States District Court for the Northern District of Texas, Dallas Division by individual representatives of a putative class of participants and beneficiaries of the Plan during specified periods. Each of these cases names the Company and certain individuals, including certain directors and members of the TXU Thrift Plan Committee, as defendants. Although they are not identical, each of the cases alleges that the defendants breached various fiduciary duties under the Employee Retirement Income Security Act of 1974. The cases are currently in preliminary procedural stages, and the Company anticipates that they will be consolidated into a single putative class action. The Company and the individual defendants believe that the claims asserted in these cases are without merit, and intend to vigorously defend them. However, it is not possible at this time to predict the outcome of the cases.

                   TXU THRIFT PLAN - SUPPLEMENTAL INFORMATION

                     FORM 5500, SCHEDULE H, PART IV, LINE 4i

                    SCHEDULE OF ASSETS (HELD AT END OF YEAR),

                                DECEMBER 31, 2002

                              Description of Investment,
Identity of Issue,            Including Collateral, Rate of
Borrower, Lessor,             Interest, Maturity Date, Shares,
or Similar Party              Units, Par or Maturity Value                          Cost            Current Value 1
----------------              ----------------------------                          ----            ---------------

COMMON STOCK

Common Stock 2
------------
TXU 3                         16,521,752 shares, no par value                    $ 560,166,637      $   308,626,327

EEX                           98 shares, par value $1.00 per share                       3,751                  196

Newfield                      17,545 shares                                          1,486,458              632,489

Money Market Funds
------------------
Mellon Bank, N.A. 3           Cash management fund -
                              919,618 units                                                                 919,618
                                                                                                    ---------------

         TOTAL COMMON STOCK                                                                             310,178,630
                                                                                                    ---------------

BOND INDEX FUND

Vanguard Total Bond Market
Index Institutional Fund      3,163,446 units                                                            32,836,565
                                                                                                    ---------------

INTEREST INCOME FUND

Value of Interest in General Accounts
-------------------------------------
The Hartford Life
Insurance Company             Contract No. GA-10521, 6.08%, due 2005                                      2,809,150

New York Life
Insurance Company             Contract No. GA-30839, 6.19%, due 2005                                      1,323,394

Transamerica Occidental
Insurance Company             Contract No. 51492, 6.33%, due 2003                                         1,259,707

John Hancock
Life Insurance Company        Contract No. GAC-8897, 7.01%, due 2003                                      1,285,770

Principle Mutual Life         Contract No. 4368431, 5.95%, due 2003                                       2,505,074



                              Description of Investment,
Identity of Issuer,           Including Collateral, Rate of
Borrower, Lessor,             Interest, Maturity Date, Shares,
or Similar Party              Units, Par or Maturity Value                                          Current Value 1
--------------------          ----------------------------                                          ---------------

Travelers
Insurance Company             Contract No. GR-18039, 5.90%, due 2006                                      1,805,275

John Hancock
Insurance Company             Contract No. 15039, 6.99%, due 2005                                         1,404,919

Security Life Denver
Insurance Company             Contract No. SA 323, 4.28%, due 2006                                          950,789

Rabobank Nederland            Contract No. TXU 010201, 4.96%, due 2007                                    2,003,577

Rabobank Nederland            Contract No. TXU 089901, 6.67%, due 2003                                    1,495,898

Bank of America, N.A.         Contract No. 02-066, 5.37%, due 2008                                        2,685,302

Bank of America, N.A.         Contract No. 01-107, 5.42%, due 2007                                        2,004,865

Bank of America, N.A.         Contract No. 01-117, 5.84%, due 2008                                        2,003,146
                                                                                                    ---------------

         Total Value of Interest in General Accounts                                                     23,536,866
                                                                                                    ---------------

Money Market Funds
------------------
Boston Safe Deposit and
Trust                         Cash management fund -
                              5,486,221 units                                                             5,486,221
                                                                                                    ---------------

United States Government Obligations
------------------------------------
FNMA/FHLMC                                                                                               15,288,077
                                                                                                    ---------------

Other
-----
Monumental Manager
Trust                         Contract No. BDA-00284TR, 6.16%, due 2002                                  25,675,156

Rabobank Nederland            Contract No. TXU 060201, 4.86%, due 2002                                    6,120,550
                                                                                                    ---------------

         Total Other                                                                                     31,795,706
                                                                                                    ---------------

         TOTAL INTEREST INCOME FUND                                                                      76,106,870
                                                                                                    ---------------

                              Description of Investment,
Identity of Issuer,           Including Collateral, Rate of
Borrower, Lessor,             Interest, Maturity Date, Shares,
or Similar Party              Units, Par or Maturity Value                                          Current Value 1
--------------------          ----------------------------                                          ---------------

EQUITY INCOME FUND
Fidelity Equity --
Income Fund                   1,746,800 units                                                            69,295,540
                                                                                                   ----------------

EQUITY INDEX FUND
Vanguard Institutional
Index Fund                    759,573 units                                                              61,107,643
                                                                                                   ----------------

EQUITY INTERNATIONAL FUND
American AAdvantage International
Institutional Fund            723,826 units                                                               8,656,959
                                                                                                   ----------------

EQUITY SMALL COMPANY FUND
MAS Small Cap Value
Institutional Fund            924,076 units                                                              13,759,499
                                                                                                   ----------------

BALANCED FUND
Dreyfus Premier Balanced
Fund                          2,100,428 units                                                            22,243,533
                                                                                                   ----------------

EQUITY GROWTH FUND
American Express AXP New
Dimensions Y-Class Fund       4,461,139 units                                                            85,966,163
                                                                                                   ----------------

LOAN FUND
Participant Loans
Receivable 4                                                                                             35,191,583
                                                                                                   ----------------

MONEY MARKET FUND
Mellon Bank, N.A. 3           Cash management fund -
                              902,005 units                                                                 902,005
                                                                                                   ----------------

                              TOTAL ALL FUNDS                                                      $    716,244,990
                                                                                                   ================

---------
1 Current value for the Interest Income Fund is based on contract value.
2 Nonparticipant-directed
3 Party-in-Interest
4 The rate of interest charged is the Trustee's current prime lending rate plus
  2.0%. During 2002, the rate of interest charged was between 6.25% and 6.75%. Maturities range from one to five years for general purpose loans and up to 15 years for a primary home loan.

                   TXU THRIFT PLAN - SUPPLEMENTAL INFORMATION

                     FORM 5500, SCHEDULE H, PART IV, LINE 4j

                       SCHEDULE OF REPORTABLE TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 2002

Transactions involving an amount in excess of 5% of the fair value of beginning plan assets:
                                                                                       Current Value
                                                                                          of Asset
Identity of     Description    Purchase      Selling   Expense Incurred    Cost of     on Transaction
Party Involved   of Asset        Price       Price     with Transaction     Asset           Date         Net Gain
-----------------------------------------------------------------------------------------------------------------

Exceeding 5% of Plan Assets (in the Aggregate):

Series of
Transactions:

  Various        TXU Corp.
                 Stock      $116,319,338           --         --        $116,319,338    $116,319,338             --

  Various        TXU Corp.
                 Stock                --  $59,733,788         --        $ 57,423,267    $ 59,733,788     $2,310,521

  Mellon         Cash Mgmt.
  Bank, N.A.1    Fund       $133,053,650           --         --        $133,053,650    $133,053,650             --

  Mellon         Cash Mgmt.
  Bank, N.A. 1   Fund                 --  $130,048,313        --        $130,048,313    $130,048,313             --


---------
(1)Party-in-Interest

INDEPENDENT AUDITORS' REPORT

TXU Thrift Plan Committee
TXU Thrift Plan:

We have audited the accompanying statements of net assets available for benefits of the TXU Thrift Plan (Plan) as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of (1) assets (held at end of year) at December 31, 2002 and (2) reportable transactions for the year ended December 31, 2002 are presented for the purpose of additional analysis and are not a required part of the basic 2002 financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic 2002 financial statements taken as a whole.




DELOITTE & TOUCHE LLP



Dallas, Texas
July 8, 2003

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the TXU Thrift Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                TXU THRIFT PLAN


                    By       /s/ Robert L. Turpin
                      ----------------------------------------
                     Robert L. Turpin, Assistant Secretary
                           TXU Thrift Plan Committee





July 15, 2003